SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 29 December 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 1 December 2006
1.2 Transaction in Own Shares released on 4 December 2006
1.3 Transaction in Own Shares released on 6 December 2006
1.4 Director/PDMR Shareholding released on 6 December 2006
1.5 Transaction in Own Shares released on 7 December 2006
1.6 Transaction in Own Shares released on 8 December 2006
1.7 Director/PDMR Shareholding released on 8 December 2006
1.8 Transaction in Own Shares released on 11 December 2006
1.9 Director/PDMR Shareholding released on 11 December 2006
2.0 Transaction in Own Shares released on 14 December 2006
2.1 Director/PDMR Shareholding released on 14 December 2006
2.2 Transaction in Own Shares released on 15 December 2006
2.3 Transaction in Own Shares released on 21 December 2006
2.4 Transaction in Own Shares released on 21 December 2006
2.5 Director/PDMR Shareholding released on 21 December 2006
2.6 Total Voting Rights released on 22 December 2006
2.7 Transaction in Own Shares released on 28 December 2006

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  01 December 2006

BP p.l.c. announces that on 30 November 2006, it purchased for cancellation 5,250,000 ordinary shares at prices between 574.5 pence and 584.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,068,363 ordinary shares in Treasury, and has 19,450,357,162 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  04 December 2006

BP p.l.c. announces that on 1 December 2006, it purchased for cancellation 4,400,000 ordinary shares at prices between 564.5 pence and 578.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,068,363 ordinary shares in Treasury, and has 19,529,956,362 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 December 2006

BP p.l.c. announces that on 5 December 2006, it purchased for cancellation 6,100,000 ordinary shares at prices between 570.0 pence and 580.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,068,363 ordinary shares in Treasury, and has 19,523,923,371 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 6 December 2006

BP p.l.c. was advised on 5 December 2006, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 4 December 2006 @ GBP5.696073 per share, through the BP Dividend Reinvestment Plan:-

Dr. A.B. Hayward                   2,247 shares
Mr. J.A. Manzoni                   1,908 shares
Mr. I.C. Conn                        301 shares

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 December 2006

BP p.l.c. announces that on 6 December 2006, it purchased for cancellation 6,100,000 ordinary shares at prices between 575.0 pence and 582.0 pence per share.

BP p.l.c. also announces that on 6 December 2006 it transferred to participants in its employee share schemes 53,802 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,947,014,561 ordinary shares in Treasury, and has 19,517,936,105 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 December 2006

BP p.l.c. announces that on 7 December 2006, it purchased for cancellation 4,400,000 ordinary shares at prices between 574.5 pence and 579.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,014,561 ordinary shares in Treasury, and has 19,513,564,961 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 8 December 2006

We were advised on 7 December 2006 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 4 December 2006 @ $67.4709 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr        60.7034 ADSs
                          (equivalent to approximately 364 Ordinary shares)

Mr. I.C. Conn             57.9656 ADSs
                          (equivalent to approximately 348 Ordinary Shares)

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 December 2006

BP p.l.c. announces that on 8 December 2006, it purchased for cancellation 2,200,000 ordinary shares at prices between 576.5 pence and 582.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,014,561 ordinary shares in Treasury, and has 19,511,581,927 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 December 2006

BP p.l.c. was advised on 11 December 2006, by Computershare Plan Managers that on 11 December 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.8250 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr. I. C. Conn                      60 shares
Dr. A.B. Hayward                    60 shares
Mr. J.A. Manzoni                    60 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    60 shares

This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 December 2006

BP p.l.c. announces that on 13 December 2006, it transferred to participants in its employee share schemes 46,646 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.
Following the above transactions, BP p.l.c. holds 1,946,967,915 ordinary shares in Treasury, and has 19,511,694,841 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 14 December 2006

We were advised on Thursday 14 December 2006 by Computershare Plan Managers that the following Directors of BP p.l.c and other senior executives (persons discharging managerial responsibilities) received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 4 December 2006 @ GBP5.675 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Directors

Dr. A.B. Hayward            42 shares
Mr. J.A. Manzoni            39 shares
Mr. I. C. Conn              42 shares

Persons Discharging Managerial Responsibilities

Mr A G Inglis               39 shares

This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 December 2006

BP p.l.c. announces that on 14 December 2006, it purchased for cancellation 2,190,000 ordinary shares at prices between 571.50 pence and 583.0 pence per share and between 1128.67 cents and 1132.83 cents per share.

Following the above transactions, BP p.l.c. holds 1,946,967,915 ordinary shares in Treasury, and has 19,509,565,017 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 December 2006

BP p.l.c. announces that on 20 December 2006, it transferred to participants in its employee share schemes 78,857 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,946,889,058 ordinary shares in Treasury, and has 19,509,836,108 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 December 2006

21st December 2006

BP plc
--------------------------
BP share repurchase programme
----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st January 2007 and ends on 6th February 2007. The shares purchased on behalf of BP plc are for cancellation.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office:        +44 (0)20 7496 4076

EXHIBIT 2.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 21 December 2006

BP p.l.c. was advised on 20 December 2006, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following Directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) or BP ADSs (ISIN no. US0556221044) shown opposite their names on 7 December 2006 @ GBP5.7246 per Ordinary share, or US$67.47 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-



Directors

Mr I C Conn                      672 shares
Dr. A.B. Hayward                 1,391 shares
Mr. J.A. Manzoni                 1,461 shares


Persons Discharging Managerial Responsibility

Mr P.B.P. Bevan                  194 shares
Ms V. Cox                        1,660 shares
Mr A.G. Inglis                   175 shares
Ms S. Bott                       31 BP ADSs (equivalent to 186 Ordinary Shares)



This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 2.6

BP p.l.c.  -  Total Voting Rights
BP p.l.c.  -  22 December 2006

BP p.l.c.


         Voting Rights and Capital - Transparency Directive Disclosure


                                                         London 22 December 2006


Pursuant to transitional provision 6 of the Transparency Directive, as of December 11, 2006:-

- The issued share capital of BP p.l.c. comprised 19,518,308,371 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,523,390,872. This figure excludes 1,947,014,561 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 December 2006

BP p.l.c. announces that on 27 December 2006, it transferred to participants in its employee share schemes 84,525 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,946,804,533 ordinary shares in Treasury, and has 19,685,469,378 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 2 January 2007                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary